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                           September 20, 2021

       Ron Shelton
       Chief Financial Officer
       Parabellum Acquisition Corp.
       3811 Turtle Creek Blvd
       Suite 2125
       Dallas, TX 75219

                                                        Re: Parabellum
Acquisition Corp.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed September 16,
2021
                                                            File No. 333-254763

       Dear Mr. Shelton:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment # 7 to Form S-1 Filed on September 16, 2021

       Note 9. Subsequent Events, page F-16

   1.                                                   Please revise your
subsequent events footnote to reflect that management
                                                        evaluated subsequent
events through September 15, 2021 rather than August 13, 2021.
 Ron Shelton
FirstName
ParabellumLastNameRon   Shelton
           Acquisition Corp.
Comapany 20,
September NameParabellum
              2021         Acquisition Corp.
September
Page 2    20, 2021 Page 2
FirstName LastName
       You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing